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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                              ___________________

                                AMENDMENT NO. 5

                                      TO

                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                              ___________________


                         American Safety Razor Company
                           (Name of Subject Company)

                     J.W. Childs Equity Partners II, L.P.
                        RSA Holdings Corp. of Delaware
                             RSA Acquisition Corp.
                                   (Bidders)


                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)


                                   029362100
                     (CUSIP Number of Class of Securities)

                                  Adam Suttin
                     J.W. Childs Equity Partners II, L.P.
                              One Federal Street
                               Boston, MA  02110
                                (617) 753-1100
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                             Mario A. Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 455-2000

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     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on February 22, 1999 (as amended and supplemented, the "Schedule 14D-1"), relating to the offer by RSA Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of RSA Holdings Corp. of Delaware, a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of American Safety Razor Company, a Delaware corporation (the "Company"), at a purchase price of $14.20 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (as amended and supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). RSA Holdings Corp. of Delaware is a wholly owned subsidiary of J.W. Childs Equity Partners II, L.P. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject
Company.

     Item 3(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On April 23, 1999, J.W. Childs Equity Partners II, L.P. issued a press release announcing that RSA Acquisition Corp. has completed its $14.20 per share cash tender offer for all outstanding shares of American Safety Razor Company. The offer expired, as scheduled, at 2:00 p.m., New York City time, on April 23, 1999. Based on information provided by the Continental Stock Transfer & Trust Company (the "Depositary"), approximately 11,843,748 shares of American Safety Razor Company stock were validly tendered and accepted for payment (including approximately 451,737 shares tendered pursuant to guaranteed delivery procedures), representing approximately 97.8% of the outstanding shares of the Company. Payment for the tendered shares will be made by the Depositary. Following completion of the Offer, there remain approximately 266,601 American Safety Razor Company shares outstanding. RSA Acquisition Corp. and American Safety Razor Company intend to complete the Merger pursuant to which RSA Acquisition Corp. will acquire these remaining shares for $14.20 per share. The Merger is expected to be completed within the next 75 days.

     On April 23, 1999, Parent, Purchaser and the Company entered into a Second Amendment (the "Second Amendment") to the Agreement and Plan of Merger dated as of February 22, 1999, as amended pursuant to an Amendment Agreement dated as of April 8, 1999 (such Agreement, as amended by the Amendments thereto the, "Merger Agreement"). The Second Amendment amends the Merger Agreement to provide that prior to the Effective Time (as defined in the Merger Agreement), the Board (as defined in the Merger Agreement) shall

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always have at least one member who is not a Purchaser Insider (as defined in the Merger Agreement). The Second Amendment also amends certain provisions relating to the Option Plan (as defined in the Merger Agreement) to provide that, among other things, except to the extent that Parent, Purchaser and the holder of any such Option (as defined in the Merger Agreement) otherwise agree, as soon as practicable following closing of the Offer (and in any event by April 30, 1999), the Company shall pay to such holders of Options an amount in respect thereof equal to the product of (i) the excess of the Share Offer Price (as defined in the Merger Agreement) over the exercise price thereof and (2) the number of Common Shares (as defined in the Merger Agreement) subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto). The Company shall also use its reasonable best efforts to take all such action as is necessary prior to the Effective Time to terminate the Option Plan, so that on and after the Effective Time no current or former employee or director shall have any Option to purchase shares of common stock or any other equity interest in the Company under the Option Plan.


Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 5 under Item 3 is incorporated herein by reference.



Item 6.  Interest in Securities of the Subject Company.

     Item 6(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The information provided in this Amendment No. 5 under Item 3 is incorporated herein by reference.


Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 5 under Item 3 is incorporated herein by reference.


Item 10.  Additional Information.

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     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information provided in this Amendment No. 5 under Item 3 is incorporated herein by reference.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(13) Press release issued by J.W. Childs Equity Partners II, L.P. on April 23, 1999.

          (c)(4) Second Amendment Agreement, dated as of April 23, 1999, by and among the Parent, the Purchaser and the Company

































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                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  RSA Holdings Corp. of Delaware


                                  By:/s/ Adam L. Suttin
                                     -------------------------------
                                     Name: Adam L. Suttin
                                     Title: President

                                  RSA Acquisition Corp.


                                  By:/s/ Adam L. Suttin
                                     -------------------------------
                                     Name: Adam L. Suttin
                                     Title: President

                                     J.W. Childs Equity Partners II, L.P.

                                        By: J.W. Childs Advisors II, L.P.
                                            its general partner

                                            By: J.W. Childs Associates, L.P.
                                                its general partner

                                                By: J.W. Childs Associates, Inc.
                                                    its general partner

                                                By: /s/Adam L. Suttin
                                                    ---------------------
                                                    Name: Adam L. Suttin
                                                    Title: Vice President



Date:    April 23, 1999

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                                 EXHIBIT INDEX


Exhibit                                                                   Page
  No.                             Description                              No.
-------                           -----------                             -----

11(a)(13)        Press release issued by J.W. Childs Equity
                 Partners II, L.P. on April 23, 1999.................

11(c)(4) Second Amendment Agreement, dated as of April 23, 1999, by and among the Parent, the Purchaser and the Company.........................................




































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